

January 19, 2011

Mr. Jon E. Kirchner
Chief Executive Officer
DTS, Inc.
5220 Las Virgenes Road
Calabasas, CA 91302

  Re: DTS, Inc.
    Form 10-K for fiscal year end December 31, 2009
    Filed March 3, 2010
    Definitive Proxy Statement
    Filed April 19, 2010
    Form 10-Q for the quarter ended September 30, 2010
    Filed November 8, 2010
    File No. 000-50335

Dear Mr. Kirchner:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         s/ Kathleen Krebs for

         Larry Spirgel
         Assistant Director

cc: Via Facsimile to (818) 436-1850
   Attn: Mr. Blake Welcher
    General Counsel